Room 4561

Mr. William McHale
Chief Financial Officer
Infocrossing, Inc.
2 Christie Heights Street
Leonia, NJ 07605

      Re: Infocrossing, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 15, 2006
              File No. 000-20824

Dear Mr. McHale:

We have reviewed your response letter dated August 14, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 12. Quarterly Financial Information (Unaudited), page F-31

1.   We have read your response to prior comment number 3 and it remains unclear to us why you believe that you have complied with Item 302(a)(1) of Regulation S-K. In this regard, you must present gross margin as required by this item or

Mr. William McHale
Infocrossing, Inc.
September 18, 2006
Page 2

present cost of sales as allowed by Question 3 of SAB Topic 6.G. Please revise your presentation in future filings.

2.   As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief